Exhibit 11.1

RIMAGE CORPORATION
COMPUTATION OF NET INCOME PER SHARE OF COMMON STOCK

Basic net income per common share is determined by dividing net income by the weighted average number of shares of common stock outstanding. Diluted net income per common share is determined by dividing net income by the weighted average number of shares of common stock and common share equivalents outstanding, unless the result is anti-dilutive. A total of 192 assumed conversion shares for the nine months ended September 30, 2005, and 2,969 and 10,827 assumed conversion shares for the three and nine months ended September 30, 2004, respectively, were excluded from the net loss per share computation as their effect is anti-dilutive. The following is a summary of the weighted average common shares outstanding and assumed conversion shares:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Shares outstanding at end of period	9,579,873	9,354,645	9,579,873	9,354,645

Weighted average shares of common stock outstanding	9,553,208	9,339,208	9,506,540	9,265,451

Weighted average shares of assumed conversion shares	826,727	580,363	743,012	645,553

Weighted average shares of common stock and assumed conversion shares	10,379,935	9,919,571	10,249,552	9,911,003

Net income	$4,085,031	$2,110,359	$9,063,837	$5,973,154

Basic net income per common share	$0.43	$0.23	$0.95	$0.64

Diluted net income per common share	$0.39	$0.21	$0.88	$0.60